EXHIBIT 5

For Immediate Release
Montréal, October 29, 2008

This news release contains forward looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE Reports 2008 Third Quarter Results

  Bell revenue up 1.8% to $3.8 billion; Bell EBITDA up 2.4%

  Record Q3 postpaid wireless net additions – 113,000

  Fourth consecutive quarter of fewer YOY residential line losses

  Completion of 100-day plan to restructure and re-energize Bell

BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell Canada results for the third quarter of 2008.

Bell reported solid revenue and EBITDA growth, its fourth consecutive quarter of decreased year-over-year residential line losses and steady progress in the operating performance of its wireless and wireline segments.

“This was a quarter of clear progress against Bell’s strategic imperatives, with improved customer satisfaction, accelerating growth in wireless and ongoing momentum in our consumer and business wireline operations,” said George Cope, President and Chief Executive Officer of BCE and Bell Canada.

“We successfully implemented the Bell 100-day plan in the quarter, including the streamlining of our organization, the launch of our new brand, and significant investments in our customer service and broadband wireless and wireline networks. Bell is clearly moving forward as a customer-focused, competitive and cost-efficient communications company,” Mr. Cope said.

Bell’s 100-day plan began on July 11 and included the launch of a bold new national brand focused around the tagline “Today just got better”; the rollout of two new customer-service products, Same Day Next Day service and Express Install; the announcement of a strategic wireless network investment expanding Bell’s high-speed wireless offering and setting the stage for its move to fourth-generation, or 4G, wireless; enhanced fibre rollouts to new multiple dwelling units (MDUs) in Ontario and Quebec, and the deployment of Nortel Networks’ 40G Adaptive Optical Engine in its backbone broadband network, the first such implementation in Canada.

As part of the 100-day plan, Bell also announced a newly streamlined and customer-focused structure that resulted in a 30% reduction in the number of Bell executives and an overall 15% reduction in management ranks, or 2,500 positions. Combined with other workforce reductions undertaken earlier this year, these changes are expected to provide annualized savings of approximately $300 million.

The Bell Wireless segment(1) had 113,000 postpaid net activations, or 49% more than last year, with postpaid churn improving to 1.1% from 1.4%. Total net activations were 117,000, reflecting a decrease in prepaid net activations to 4,000 from 61,000 the year before. Total Bell Wireless operating revenues increased by 9.3% and Bell Wireless EBITDA grew by 6.0%.

Wireline momentum continued with improvements in residential line losses for the fourth consecutive quarter and improving performance in the high-speed Internet business. High-speed Internet net activations were 33,000 this quarter, compared with 29,000 in Q3 2007, bringing Bell’s total high-speed Internet customer connections to 2,046,000 and reaffirming the company’s position as Canada’s number-one ISP. Wireline also delivered EBITDA growth of 0.7% with key contributions from the Bell video and Enterprise units.

Residential local line losses improved by 32,000 to 72,000 this quarter from 104,000 in the same quarter last year. Total NAS declined by 10.0% over the last twelve months. However, total NAS declined by just 5.8% when normalized for the previously announced contract termination with a major wholesale customer and a beginning-of-year adjustment to Bell’s residential NAS base following a review of historical records.

Bell’s operating revenues grew by 1.8% to $3,757 million this quarter as growth in wireless, video, and data revenues more than offset declines in local and access, long distance, and equipment and other revenues. Revenues from Bell’s growth services portfolio of wireless, video, high-speed Internet and other services, such as ICT solutions, grew by 8% and now represent 60% of Bell’s revenues.

Bell’s operating income was $451 million, or 34% lower than last year due to restructuring and other charges of $320 million this quarter. These charges include amounts for workforce reduction initiatives, the proposed privatization transaction, and the relocation of employees and the closing of real estate facilities. Adjusted for these charges, Bell’s operating income grew by 3.6%.

Bell’s EBITDA(2) grew by 2.4% to $1,425 million due to stronger wireless revenues and lower subscriber acquisition costs combined with relatively stable Bell Wireline EBITDA.

Bell invested $566 million of capital this quarter, or 1.2% less than Q3 2007. Underscoring Bell’s commitment to its strategic imperatives including to accelerate wireless and to invest in broadband networks and services, capital expenditures focused on enhancing the wireless network and the continuing expansion of the Fibre-to-the-node (FTTN) program. Bell also invested $741 million in advanced wireless services (AWS) spectrum licences this quarter.

BCE’s cash from operating activities was $1,649 million this quarter, up 2.7% from last year. BCE’s free cash flow(3) of $89 million this quarter was lower than $425 million in Q3 2007 due to the expenditure of $741 million for AWS spectrum licences partly offset by a reduction of $293 million in common dividends paid.

Financial Highlights

($ millions except per share amounts) (unaudited)	Q3 2008	Q3 2007	% change
Bell(i) Operating Revenues	$3,757	$3,689	1.8%
BCE(ii) Operating Revenues	$4,460	$4,476	(0.4%)
Bell EBITDA	$1,425	$1,391	2.4%
BCE EBITDA	$1,768	$1,793	(1.4%)
Bell Operating Income	$451	$687	(34.4%)
BCE Operating Income	$654	$903	(27.6%)
BCE Cash From Operating Activities	$1,649	$1,605	2.7%
BCE Free Cash Flow	$89	$425	(79.1%)
BCE EPS	$0.31	$0.50	(38.0%)
BCE EPS before restructuring and other and net losses (gains) on investments(4)	$0.60	$0.54	11.1%

(i)	Bell includes the Bell Wireless and Bell Wireline segments.
(ii)	BCE’s results for Q3 2007 include Bell, Bell Aliant and Telesat while BCE’s results for Q3 2008 include only Bell and Bell Aliant.

On October 31, 2007, BCE completed the sale of Telesat. Accordingly, BCE’s results for Q3 2008 no longer reflect Telesat’s financial results while BCE’s results for Q3 2007 include Telesat’s results for the full quarter.

BCE’s operating revenue declined by 0.4% to $4,460 million this quarter as revenue growth at Bell was offset by lower revenue at Bell Aliant and the loss of Telesat’s contribution to revenue. BCE’s operating income decreased by 27.6% to $654 million due to higher restructuring and other charges at Bell and to the loss of Telesat’s contribution to operating income. BCE’s EBITDA declined 1.4% to $1,768 million this quarter as Bell’s EBITDA growth was offset by the loss of Telesat’s contribution to EBITDA.

BCE’s net earnings per share (EPS) was $0.31 for the quarter compared to $0.50 for the same period last year. EPS this quarter included restructuring and other charges of $0.27 and net losses on investments of $0.02.

EPS before restructuring and other and net losses (gains) on investments(4) was $0.60 in the quarter, or 11.1% higher than Q3 2007 due to lower depreciation and amortization expense and lower interest expense partly offset by lower EBITDA.

Bell Wireless Segment
The Bell Wireless segment delivered solid financial performance in Q3, a record quarter for postpaid net activations and improved postpaid churn.

  Total Bell Wireless operating revenues grew by 9.3% to $1,180 million due to a larger subscriber base and stronger equipment sales. Wireless network revenues increased by 8.5% to $1,061 million and wireless equipment revenues grew by 23.9% to $109 million due to higher smartphone sales and customer upgrades.

  Bell Wireless operating income grew by 0.6% to $338 million this quarter as a result of higher EBITDA partly offset by higher depreciation and amortization expense and higher restructuring and other charges. Bell Wireless EBITDA grew by 6.0% to $474 million due to higher revenues and lower subscriber acquisition costs.

  EBITDA margins on network revenues decreased by 1.0 percentage point to 44.7% this quarter.

  Total gross activations were 439,000 this quarter, or down 1.3% compared to last year.

  Postpaid net activations reached the record level of 113,000 this quarter, or 49% higher than Q3 2007. Prepaid net activations decreased to 4,000 from the 61,000 experienced last year due to fewer prepaid gross activations and higher churn. Total net activations were 117,000 this quarter, or 14.6% lower than last year.

  The Bell Wireless client base reached 6,449,000, up 7.1% over last year.

  Blended churn of 1.6% improved by 0.1 percentage points from Q3 2007 with postpaid churn improving by 0.3 percentage points to 1.1% while prepaid churn increased to 3.2% from 2.7%.

  Blended and postpaid ARPU were unchanged at $56 and $68 respectively. Prepaid ARPU decreased $1 to $18.

  Cost of acquisition increased by 7.3% to $398 per gross activation, reflecting higher commission expense related to the sale of high-end smartphones and higher marketing costs related to promoting the new Bell brand.

Bell Wireline Segment
The Bell Wireline segment showed improvements in high-speed Internet and video net additions this quarter and continued to reduce the number of residential NAS losses.

  Bell Wireline operating revenues decreased by 1.0% to $2,642 million this quarter as gains in video and data revenues were more than offset by decreases in local and access, long distance and equipment and other revenues.

  Bell Wireline operating income decreased by 68% to $113 million due to higher restructuring and other charges. Bell Wireline EBITDA increased by 0.7% to $951 million as increased revenues from growth services and lower labour costs more than offset the margin loss due to the ongoing erosion of our NAS customer base.

  Local and access revenues declined by 7.4% to $833 million due to ongoing NAS erosion.

  Residential NAS declined by 72,000 this quarter, an improvement of 32,000 over the decline of 104,000 experienced last year reflecting the effectiveness of Bell’s integrated household marketing campaign, demand for Home Phone packages, and customer winbacks. Business NAS was stable this quarter.

  Total NAS declined by 10.0% compared to the end of Q3 2007. However, when normalized for the contract termination with a major wholesale customer and a beginning-of-year adjustment to residential NAS following a review of historical records, total NAS declined by 5.8%.

  Long distance revenues declined by 5.2% to $290 million this quarter due mainly to ongoing NAS erosion partly offset by pricing initiatives.

  Data revenues increased 3.8% to $913 million this quarter due to growth in Internet, IP Broadband and ICT revenues partly offset by the further erosion of legacy data services.

  High-speed Internet customer connections increased by 33,000 this quarter, compared to 29,000 in Q3 2007, due to the response to our new high-speed offers and back-to-school promotions. At the end of the quarter, Bell had 2,046,000 high-speed Internet customer connections, an increase of 3.6% compared to the end of Q3 2007.

  Video revenues increased by 10.0% to $363 million this quarter due largely to an ARPU increase of $5 to $65. ARPU increased as a result of customer upgrades to higher-priced programming packages and pricing initiatives.

  Video EBITDA was $76 million this quarter, or 16.9% higher than last year, due to higher ARPU and a larger customer base.

  Total video subscribers increased by 7,000 this quarter, compared to 3,000 in the same quarter in 2007, to reach a total of 1,838,000. This brings the total number of net new activations in the first nine months of 2008 to 16,000, compared with none in the corresponding nine-month period in 2007.

  Video subscriber churn increased to 1.4% from 1.3% last year.

  Equipment and other revenues decreased by 9.3% to $146 million due to lower customer premise equipment sales consistent with our continued focus on not pursuing low-margin business.

Bell Aliant Regional Communications
Bell Aliant’s revenues decreased 1.3% this quarter to $821 million due primarily to the wind-down of Atlantic Mobility Products (AMP) following Bell’s notification to terminate its contract to use AMP as its exclusive distributor in Atlantic Canada. Operating income increased 14.7% to $203 million due to lower restructuring and other charges, depreciation and amortization expenses and net benefit plans costs.

Privatization Transaction
As previously announced, BCE Inc. entered into a definitive agreement dated June 29, 2007, as subsequently amended, relating to its privatization through the proposed acquisition by a corporation owned by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity of all of BCE Inc.’s outstanding common and preferred shares. The transaction is scheduled to close on or before December 11, 2008.

Notes
The information contained in this news release is unaudited.

(1)

Consistent with North American industry practices, total wireless gross activations, net activations and subscribers include 100% of Virgin Mobile’s subscribers. Wireless ARPU, churn, usage per subscriber and cost of acquisition continue to be computed by including 50% of Virgin Mobile’s results, a level corresponding to Bell Canada’s ownership position.

(2)

The term EBITDA does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
We define EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation and amortization of intangible assets and restructuring and other.
We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation and amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
The most comparable Canadian GAAP financial measure is operating income. The following table is a reconciliation of operating income to EBITDA.

($ millions)

BCE	Q3 2008	Q3 2007

Operating income	654	903
Depreciation and amortization of intangible assets	794	812
Restructuring and other	320	78

EBITDA	1,768	1,793

BELL	Q3 2008	Q3 2007

Operating income	451	687
Depreciation and amortization of intangible assets	654	647
Restructuring and other	320	57

EBITDA	1,425	1,391

BELL WIRELINE	Q3 2008	Q3 2007

Operating income	113	351
Depreciation and amortization of intangible assets	529	537
Restructuring and other	309	56

EBITDA	951	944

BELL WIRELESS	Q3 2008	Q3 2007

Operating income	338	336
Depreciation and amortization of intangible assets	125	110
Restructuring and other	11	1

EBITDA	474	447

(3)

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that free cash flow is also used by certain investors and analysts in valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q3 2008	Q3 2007

Cash from operating activities	1,649	1,605
Capital expenditures	(705)	(763)
Total dividends paid	(123)	(421)
Other investing activities	(732)	4

Free cash flow	89	425

(4)

The term net earnings before restructuring and other and net losses (gains) on investments does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
We use net earnings before restructuring and other and net losses (gains) on investments, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net losses (gains) on investments.
We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.
The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other and net losses (gains) on investments on a consolidated basis and per BCE Inc. common share.

($ millions except per share amounts)

		Q3 2008		Q3 2007

	TOTAL	PER	TOTAL	PER
		SHARE		SHARE

Net earnings applicable to common shares	248	0.31	406	0.50
Restructuring and other	220	0.27	43	0.05
Net losses (gains) on investments	20	0.02	(7)	(0.01)

Net earnings before restructuring and other and net losses (gains) on investments	488	0.60	442	0.54

Management’s Discussion And Analysis
This release should be read in conjunction with BCE Inc.’s 2008 Third Quarter MD&A dated October 28, 2008 (available at http://www.bce.ca/en/investors/financialperformance/quarterlyresults/) which is incorporated by reference in this release, filed by BCE Inc. with the U.S. Securities and Exchange Commission under Form 6-K and with Canadian securities commissions.

Caution Concerning Forward-Looking Statements
This news release contains forward-looking statements relating to the proposed privatization of BCE, certain expected annualized cost savings and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions including, in particular, the inherent uncertainty regarding the conduct, outcome and timing of any litigation. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize.

The timing and completion of the proposed privatization transaction is subject to each of the parties fulfilling their commitments under the transaction documents and to a number of terms and conditions, including, without limitation, the provisions of, and certain termination rights available to the parties under, the definitive agreement dated June 29, 2007, as amended including by the final amending agreement dated July 4, 2008, governing the terms of the transaction. The conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed privatization transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed privatization transaction could have a material adverse impact on the market price of BCE’s shares.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed privatization transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2007 annual management’s discussion and analysis (“MD&A”) dated March 5, 2008 included in the Bell Canada Enterprises 2007 Annual Report, BCE’s 2008 First Quarter MD&A dated May 6, 2008, BCE’s 2008 Second Quarter MD&A dated August 5, 2008, BCE’s 2008 Third Quarter MD&A dated October 28, 2008, the definitive agreement dated June 29, 2007, as amended including by the final amending agreement dated July 4, 2008, and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

For inquiries, please contact:

Jacques Bouchard Bell Media Relations 514 391-2007 1 877 391-2007 jacques.bouchard1@bell.ca	Thane Fotopoulos BCE Investor Relations 514 870-4619 thane.fotopoulos@bell.ca